UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

  LEAPFROG ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1-31396 (Commission File Number)	95-4652013 (IRS Employer Identification No.)

6401 Hollis Street, Suite 100
Emeryville, California 94608-1463
(Address of principal executive offices) (Zip Code)

Robert Lattuga

Senior Vice President and General Counsel

(510) 596-3328

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure.

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of LeapFrog Enterprises, Inc. (“LeapFrog” or the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

Rule 13p-1 (the “Rule”) requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. The Company contracts to manufacture products for which the Conflict Minerals are necessary to the functionality or production of those products.

The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. Based on this reasonable country of origin inquiry, the Company determined that it has reason to believe that the Conflict Minerals may have originated in the Covered Countries. However, as of the date of this Form SD, the Company is not able to make a conclusive determination about the source of the Conflict Minerals.

As a result of this determination, the company has prepared a Conflict Minerals Report, which is provided as Exhibit 1.02 to this Form SD, and is publicly available at www.leapfrog.com/en-us/legal/conflict-minerals.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this report.

Section 2 – Exhibits.

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description
1.02	Conflict Minerals Report of LeapFrog Enterprises, Inc. for the reporting period from January 1 to December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LeapFrog Enterprises, Inc.

Date: June 2, 2014	By:	/s/ Raymond L. Arthur
Raymond L. Arthur
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.02	Conflict Minerals Report of LeapFrog Enterprises, Inc. for the reporting period from January 1 to December 31, 2013